

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2022

Sandra Gardiner
Chief Financial Officer, Executive Vice President and Treasurer
Pulse Biosciences, Inc.
3957 Point Eden Way
Hayward, California 94545

> **Re: Pulse Biosciences, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-37744**

Dear Ms. Gardiner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
9. Revenue
Performance Obligations, page 86

1. You state that the Cycle Units (CUs) are credits that authorize the customer to perform a procedure and that each procedure requires a specific number of CUs. Once the CUs are reduced to zero, the customer is required to purchase additional CUs to perform additional procedures. Please address the following with regard to your revenue recognition policy for your Cycle Units:
   - Tell us, and clarify in future filings, if the CUs are bundled together into a single performance obligation when you record the initial sale of the CellFX System pursuant to ASC 606-10-25-22. If such is the case, please tell us why recognition at a point in time for the sale is appropriate given the CUs are utilized over time and the System cannot be used without the CUs. Refer to ASC 606-10-25-27. In your

analysis, please distinguish your accounting treatment between sales of the CellFX Systems in and outside the Controlled Launch Program.
- Tell us your basis for concluding the CUs represent a "good" vs. a "service" (e.g. not accompanied by subsequent Pulse Bio consultation regarding CUs necessary for a novel dermatological procedure). Tell us the nature/form of the CUs, how they are delivered to the customer and how unused CUs are stored.
- For sales of additional CUs outside the initial sale of the CellFX System, tell us, and clarify in future filings, why immediate revenue recognition at a point in time is appropriate upon delivery to the CellFX CloudConnect given the performance obligation does not appear to have been met until the customer redeems the CU upon performing a procedure.

Transaction Price, page 86

2.   Disclose how you determine the transaction price. Refer to ASC 606-10-50-20.

Controlled Launch Agreements, page 87

3.   You state on page 85 that as patient procedures and surveys are completed under the Controlled Launch, you accrue the value of credits earned by the participants in accrued expenses with a corresponding charge to sales and marketing expense. You state on page 55 that the majority of your revenue for the year-ended December 31, 2021 was recognized on a non-cash basis when Controlled Launch Program participants applied their earned credits towards the purchase of a CellFX System. You disaggregate your revenue on page 87 of the 10-K by product and disclose on page 85 the amount of the accrued liability related to the Controlled Launch that was relieved and recognized as revenue on a non-cash basis. Please address the following:
- Provide us an analysis of the basis for your accounting treatment for the earned credits.
   - Help us understand your basis for recognizing revenue on the sale of the CellFX System that in substance has been provided "free-of-charge".
   - Tell us your accounting treatment and the basis thereof for relieving the accrued expenses for CellFX Systems included in the Controlled Launch Program. Separately discuss when the accrued expenses are relieved for a sale and for which a sale is not ultimately consummated.
   - Tell us the basis for initially recording the earned credits as sales and marketing expenses. In this regard, we note on page 5 that you are expanding your clinical studies to broaden the approved uses of the CellFX System. Reference key terms in the contractual arrangements with the physicians and practices that support your accounting as sales and marketing expense.
- Confirm that the customer has title to the CellFX System upon consummation of the sale transaction. If the CellFX System may revert back to the company, tell us your consideration of recording the portion of the sale relating to the System as a lease pursuant to ASC 842.

- Notwithstanding the above, tell us why you believe recognizing the revenue recorded on a non-cash basis in the same line item on the Statement of Operations as revenue earned on a cash basis is appropriate.
- Tell us why the presentation of relieving the accrued expenses as Revenue is appropriate when the cost of revenue was previously recorded as sales and marketing expense. In addition, we note that revenue is being recorded without a related cost of sales.
- Cite any applicable guidance you used in determining the accounting treatment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences